[HEMOBIOTECH, INC. LOGO]

April 15, 2005

VIA EDGAR

Jeffrey P. Riedler
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549
(Mail Stop 03-08)

Re:	Hemobiotech, Inc.
Registration Statement on Form SB-2, filed January 18, 2005
File No. 333-122097

Dear Mr. Riedler:

We are writing on behalf of Hemobiotech, Inc. (the “Company”) in response to your letter dated February 17, 2005 with respect to the Company’s Registration Statement filed on January 18, 2005 (the “Registration Statement”). The Company is filing herewith an amended Registration Statement (“Amended Registration Statement”) in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”), dated February 17, 2005, reflecting revisions made pursuant to the Staff’s comments. In connection with our response, the Company encloses the following material:

1.	Five copies of the Amended Registration Statement in EDGAR format as filed with the Commission today.

2.	Five copies of the Amended Registration Statement, marked to show changes from the previously filed Registration Statement.

     To facilitate the Staff’s review, the Staff’s comments have been included in italic type above the corresponding responses. Unless otherwise indicated, page references in the responses are to the Amended Registration Statement. Capitalized terms used herein without definition have the meanings assigned to them in the Amended Registration Statement.

     The Company hereby notes that a filing fee of $1,269.61, calculated by the Company in accordance with Rule 457(g) under the Securities Act of 1933, as amended (the “Securities Act”) was paid by the Company on January 15, 2005 by wire transfer to the Commission’s U.S. treasury lockbox depository account maintained at Mellon Bank in connection with the original filing of the Registration Statement with the Commission.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

Letter dated February 17, 2005

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changed in accordance with out comments.

The Company has revised its disclosures throughout the Amended Registration Statement accordingly.

2.
In your next amendment, please update the financial statements and the related discussion and disclosure through December 31, 2004. As to all other disclosure, provide updated information as of the date you file your amendment.

The Company has revised its disclosures on pages F-1 through F-17 and elsewhere throughout the Amended Registration Statement, as necessary, to update the financial statements and related discussions and disclosures through December 31, 2004.

3.	We note that you refer to your product as “novel” throughout the prospectus. Where you first use this term, please revise your disclosure to briefly explain what makes this product novel.

The Company has revised its disclosure on page 1 of the Amended Registration Statement to explain what makes this product novel.

4.	Please provide us annotated documentary support for the following statements:
  “The United States faced an estimated shortfall of more than one million units of safe blood in 2003.”

  “New York City, for example, is importing more than 25% of its blood supply from Europe.”

  “More than 43% of all blood products are used for people 65 and older. This older segment is expected to grow 14% in the next 10 years, almost twice as fast as the rest of the population. Thus, the shortage of red blood cells is expected to increase dramatically…”

  “The actual cost of a red blood cell transfusion… Currently ranges between $500-$1,000 per unit of blood.”

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

The Company has revised its disclosures on page 34 of the Amended Registration Statement to cite the appropriate authorities. To support the first statement above, we have revised page 34 of the Amended Registration Statement to refer to the Foundation for American Blood Center. To support the second statement above, we have revised page 34 of the Amended Registration Statement to refer to Crain’s New York Business News. To support the third statement above, we have revised page 34 of the Amended Registration Statement to refer to "Blood Transfusions: Knowing Your Options." To support the fourth statement above, we have revised page 34 of the Amended Registration Statement to refer to Technical Brief No. 305 of the "TissueLink Medical.” Copies of each of these supporting materials are enclosed herein supplementally.

Registration Cover Page

5.
Please confirm to us that you will file another registration statement to register any additional shares of common stock issuable upon conversion of the 10% convertible unsecured promissory notes (and in payment of accrued interest in respect of such notes) above the 3,441,191 shares you are registering pursuant to this registration statement.

The Company has revised its disclosures on the Registration Cover Page of the Amended Registration Statement to confirm that it will file another registration statement to register any additional shares of common stock issuable upon conversion of its 10% convertible unsecured promissory notes (and in payment of accrued interest in respect of such notes) above the 3,441,191 shares the Company is registering pursuant to the Amended Registration Statement.

Prospectus Cover Page

6.
Please provide a price or range at which the selling shareholders will sell the shares. After providing such price or range if you intend to have your shares quoted on the OTC Bulletin board, you may also state that “the selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”

The Company is not able to stipulate a price or a price range at which the selling shareholders will sell their shares because the Company’s common stock is not listed on any stock exchange and because there is no public market for the Company’s common stock. However, the Company has revised the Prospectus Cover Page of the Amended Registration Statement to state as follows:

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

“Because our common stock is not listed on any stock exchange and because there is no public market for our common stock, it is impossible for us to estimate the price or price range at which the selling stockholders named in this registration statement will be able to sell their shares of common stock covered hereby. There is no established public market for our common stock. There can be no assurance that our common stock will ever be quoted on any quotation service or that any market for our common stock will ever develop. The selling stockholders may sell the offered shares in privately negotiated transactions or otherwise at negotiated or prevailing market prices. If our shares of common stock are quoted on any quotation service or traded on any market in the future, the selling stockholders may sell the offered shares through such quotation service or market at prevailing market prices or negotiated prices. All shares will be sold in exchange for cash.”

7.	In addition, in an appropriate place in the prospectus, please provide the disclosure required by Item 505 of Regulation S-B regarding determination of offering price. We may have further comments.

The Company has revised its disclosure on the Prospectus Cover Page of the Amended Registration Statement as stated in response to comment 7 above.

Summary, pages 1-3

8.	The forepart of your prospectus contains a lot of jargon or technical terms. For example, these words and phrases appear in forepart of your prospectus:
  “hemoglobin”

  “bovine”

  “erythropoesis”

  “pathologic reaction”

  “hemorrhagic shock”

  “molecular studies”

Please replace all technical language and jargon with language that can be understood by a person who does not work in your industry. Alternatively, if you cannot find substitute language without changing the meaning, prove an explanation of the term where you first use it. See Rule 421(d)(2)(ii) of Regulation C.

The Company has revised its disclosures on pages 29-37 of the Amended Registration Statement and elsewhere throughout the Amended Registration Statement, as necessary, to replace as much technical language and jargon with language that can be understood by a person who does not work in the Company’s industry as possible. As suggested by the Staff’s comment, in instances in which the Company could

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

not find alternative language without changing the meaning or rendering the statement meaningless, the Company provided an explanation of such term where it is first used in the Amended Registration Statement.

9.	Please define “HemoTech” where it is first used.

The Company has revised its disclosure on page 1 (the first page of the Summary) of the Amended Registration Statement to define “HemoTech.”

10.
We note that currently you appear to highlight certain positive aspects of your company and its strategy. The summary section should provide a brief, but balanced description of the key aspects of the company as of the latest practicable date.

Please revise your summary to balance the discussion with an equally prominent discussion of the risks and obstacles in implementing your strategy. This also means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section. For example, you should briefly discuss that you have no revenues, have a history of losses, expect to continue to incur substantial losses and may not generate significant revenue, have only one potential product, and do not expect to receive regulatory approvals for at least several years, if ever. You should quantify your losses for the two most recent years and interim period.

The Company has revised its disclosure on page 2 of the Amended Registration Statement to include a summary of certain risks associated with the Company’s business and, in particular, to quantify the Company’s losses for the two most recent fiscal years and interim period.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

Recent Financing Transaction, page 1

11.	In your next amendment, please revise to update how much you are required to pay in liquidated damages and how much of such amount you have already paid.

The Company has revised its disclosure on pages 1-2 of the Amended Registration Statement and elsewhere throughout the Amended Registration Statement, as necessary, in order to update how much the Company is required to pay in liquidated damages and how much of such amount the Company has already paid.

Risk Factors, pages 4-15

12.
Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as “Our success depends in large part on our current key personnel and collaborative partners and our ability to attract and retain additional key personnel and collaborative partners” and “We depend on collaboration with and licenses from third parties” or describe an event that may occur in the future, such as “We have issued convertible unsecured promissory note to fund our operations which become due and payable upon the earlier to occur of October 27, 2005 or the completion of an additional financing in which we receive gross proceeds of not less than $4.0 million.” Succinctly state in your subheadings the risks that result from the facts or uncertainties.

The Company has revised the risk factor headings on pages 6-18 of the Amended Registration Statement to reflect the risk discussed in the text of such risk factor.

“We are a development stage company….” page 4

13.	Please revise to disclose your losses for the last 2 fiscal years and any relevant interim period.

The Company has revised its disclosure on page 6 of the Amended Registration Statement to disclose the Company’s losses for the last 2 fiscal years and any relevant interim period.

“We have experienced operating losses since our inception.” page 5

14.
Please revise your disclosure in this risk factor to briefly describe your “planned operations.” This additional disclosure will help investors better understand the impact of a change in your capital resources or expenditures.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

The Company has revised its disclosure on page 6 of the Amended Registration Statement to describe its planned operations.

15.	Please quantify the amount of additional financing you expect you will need to complete your planned operations.

The Company has revised its disclosure on page 6 of the Amended Registration Statement to quantify the amount of additional financing the Company expects it will need in order to complete its planned operations.

16.	Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.

The Company has revised its disclosure on page 6 of the Amended Registration Statement incorporate into the discussion the rate at which the Company is currently burning cash on a monthly basis.

“We have issued convertible unsecured promissory notes to fund our operations ” page 5

17.	Please disclose here how much you will receive for the exercise of the warrants.

The Company has revised its disclosure on pages 6-7 of the Amended Registration Statement to disclose how much it will received from the exercise of the warrants.

18.	Please revise your disclosure to briefly describe the material rights and remedies available to the holders that could be adverse to your business.

The Company has revised its disclosure on pages 6-7 of the Amended Registration Statement to describe the material rights and remedies available to the holders that could be adverse to the Company’s business.

19.
Your statements that you have sufficient funds to meet your operating expenses and capital requirements and you will be required to obtain additional funding in the amount of $10 million to $15 million within the next 10-12 months appear inconsistent. Additionally, these statements do not appear consistent with the statement on page 21 that you will need to raise at least $5 million in the next 10 months, and possibly significantly earlier. Please advise or revise.

The Company has revised its disclosure on pages 7-8 of the Amended Registration Statement in an effort to explain and resolve this discrepancy. In all places in the Amended Registration Statement in which the Company discusses its planned operations and current operating expenses, the Company has revised the Amended

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

Registration Statement to reflect that, based on the Company’s current available cash of approximately $2,873,000, which the Company expends at a cash burn rate of approximately $60,000 per month, the Company believes it has sufficient funds to complete its immediate planned operations for the next eight to 12 months, including the payment of general and administrative expenses (including salaries, legal and other professional fees, consulting and advisory fees, the costs associated with making certain upgrades to the HemoTech production facility, and the costs associated with raising additional capital), preparation of the Company’s U.S. IND application, payment of approximately $10,584 of liquidated damages to the selling stockholders, and the repayment of the Company’s 10% convertible unsecured promissory notes. However, depending on the amount of accrued liquidated damages that the Company actually will be required to pay to the selling stockholders and depending on whether and to what extent the Company’s 10% convertible unsecured promissory notes are converted into shares of common stock, the Company’s current available cash of approximately $2,873,000 may, in fact, be insufficient to cover the costs of such immediate planned operations. If that becomes the case, the Company may be required either to scale back on its immediate planned operations in order to repay the notes, repay all or part of the notes with the proceeds the Company receives upon the exercise of the warrants, if any, and raise additional capital in the next eight to 10 months, if not earlier, in order to make up any shortfall created by payment of all liquidated damages and repayment of the 10% convertible unsecured promissory notes in full.

Following completion of the Company’s U.S. IND application, the next stage of the Company’s planned operations will include submission of its U.S. IND application to the FDA, commencement and completion of its Phase I U.S. clinical trials, continuing research and development of HemoTech during the Company’s Phase I clinical trials, and payment of operational and overhead expenses that the Company will incur during its Phase I U.S. clinical trials. In order to complete these additional planned operations, the Company estimates that it will need to raise an additional $10-15 million within the next eight to 12 months, if not earlier.

“We have historically had and continue to have negative cash flow ” page 6

20.
We note your statement that you “have sufficient funds to meet your operating expenses and capital requirements until October 2005.” Please revise to quantify the amount of funds you have and to briefly describe what operating expenses and capital requirements these funds will meet. This additional disclosure will help investors better understand the impact of a change in your capital resources or expenditures and the impact on your need to raise $10 to $15 million in the next 10- 12 months.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

The Company has revised its disclosure on pages 7-8 of the Amended Registration Statement to quantify the amount of funds it has and to briefly describe what operating expenses and capital requirements its current available cash will meet.

“If our human blood substitute product offerings are not commercially successful, we will be unable to successfully generate revenue.” page 7

21.	Please revise to explain that acceptance by third party payers will be necessary in order to be commercially successful.

The Company has revised its disclosure on page 12 of the Amended Registration Statement to explain that acceptance by third party payers will be necessary in order to be commercially successful.

“Our success depends in large part on our current key personnel and collaborative partners ” page 7

22.
To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

The Company has revised its disclosure on page 9 of the Amended Registration Statement to indicate whether the Company has experienced problems attracting and retaining key personnel in the recent past and whether any key employees has plans to retire or leave the Company in the near future.

23.	Identify scientific advisors and third parties upon which you depend.

The Company has revised its disclosure on page 9 of the Amended Registration Statement to identify its scientific advisors and third parties upon which it depends.

24.
Please discuss your dependence on collaborative partners in a separate risk factor, naming key collaborative partners. In such risk factor, briefly describe material agreements with such collaborative partners and the risks associated with such agreements.

The Company has revised its disclosure on page 9 of the Amended Registration Statement to include a new risk factor to name key collaborative partners and to discuss the Company’s dependence on such partners.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

“We depend on collaboration with and licenses from third parties.” Page 8

25.	It appears that your only current collaboration is that with Texas Tech. You should move your risk factor “We depend on… from Texas Tech” to precede this one.

The Company has relocated this risk factor to page 10 of the Amended Registration Statement.

26.	In addition, please clarify in this risk factor and the subheading that the risk to you now is your ability to enter into future collaborations, as you currently have none other than with Texas Tech.

The Company has revised its disclosure on pages 11-12 of the Amended Registration Statement to clarify that the risk to the Company is its ability to enter into future collaborations.

“We depend on intellectual property licensed from Texas Tech” page 8

27.	Please revise to describe any provisions which would allow Texas Tech to terminate your agreement.

The Company has revised its disclosure on page 11 of the Amended Registration Statement to describe any provisions which would allow Texas Tech to terminate the Company’s agreement.

28.
Have you already issued all 814,585 shares of common stock to Texas Tech? If not, please revise to disclose when these shares are payable. If they are payable over the life of the agreement or based on sales of your product if regulatory approval is received, then revise to explain. If any shares have been issued, disclose how many have been issued and disclose the value of those shares.

The Company has already issued 814,585 shares of our common stock to Texas Tech. The Company has revised its disclosure on page 11 of the Amended Registration Statement to explain that these shares have been issued and to state the value of those shares.

“We have no laboratory, research or development facilities or manufacturing capabilities, and are dependent on Texas Tech for some of these services.” Page 10

29.	It appears that you are currently dependent on Texas Tech for “all” of these services. If so, please revise this risk factor and subheading appropriately. If not, please explain to us.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

The Company is currently dependent on Texas Tech for all of these services. The Company has revised its disclosure on page 13 of the Amended Registration Statement to state that the Company is dependent on Texas Tech for all of these services.

“The market for human blood substitute products is competitive ” pages 10-11

30.	Please revise to identify the key competitors you expect to compete with and whether they have products or product candidates that are further advanced than yours.

The Company has revised its disclosure on page 13 of the Amended Registration Statement to identify the key competitors the Company expects to compete with and whether such competitors have products or product candidates that are further advanced than the Company’s.

“We may be unable to defend or protect our intellectual property ” page 11

31.	Please update to disclose whether there have been threats of litigation or negotiations regarding patent issues or other intellectual property, court challenges, legal actions, etc.

The Company has revised its disclosure on page 14 of the Amended Registration Statement to disclose whether there have been threats of litigation or negotiations regarding patent issues or other intellectual property, court challenges, legal actions, etc.

“We do not intend to pay dividends to our stockholders . . .” page 13

32.	Please revise to clarify that investors might not receive a return on their investment when they sell their shares in your company.

The Company has revised its disclosure on page 16 of the Amended Registration Statement to clarify that investors may not receive a return on their investment when they sell their shares of common stock in the Company.

“Our common stock may be considered a “penny stock” and be difficult to sell when desired.” page 14

33.	Please revise the risk factor heading to clarify that your common stock “will be” considered a penny stock or explain why you believe it might not be a penny stock.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

The Company has revised its disclosure on pages 16-17 of the Amended Registration Statement to clarify that the Company’s common stock will be considered a penny stock.

34.	Please expand to discuss the specific legal remedies available to investors of penny stocks.

The Company has revised its disclosure on page 17 of the Amended Registration Statement to discuss the specific legal remedies available to investors of penny stocks.

“A significant number of our shares will be eligible for sale ” page 14

35.
Please also revise to disclose the number of any additional shares you currently expect to issue and generally when those shares will be available for sale. For example, please describe any shares you expect to issue pursuant to outstanding options and when the terms of those options will permit those shares to be salable.

The Company has revised its disclosure on page 17 of the Amended Registration Statement to disclose the number of any additional shares the Company currently expects to issue and generally when those shares will be available for sale.

“Our management and principal stockholders own a substantial amount of our common stock . . .” page 15

36.	Please revise to indicate that your management and principal stockholders are capable of controlling your affairs, as opposed to merely influencing them.

The Company has revised its disclosure on page 18 of the Amended Registration Statement to indicate that the Company’s management and principal stockholders are capable of controlling its affairs, as opposed to merely influencing them.

“Some provisions of our certificate of incorporation and bylaws may deter takeover attempts ” page 15

37.	Please revise to disclose here the salary payments you may be required to make if employment is terminated without just cause or due to a “Disability.”

The Company has revised its disclosure on page 18 of the Amended Registration Statement to disclose the salary payments the Company may be required to make if employment is terminated without just cause or due to a “disability.”

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

38.	Please revise to also explain that these provisions may lead to the entrenchment of management.

The Company has revised its disclosure on page 18 of the Amended Registration Statement to explain that these provisions may lead to the entrenchment of management.

“Unfavorable changes in accounting rules or interpretations may negatively affect our financial performance.” Page 15

39.	Your risk factor as currently written could apply to any issuer or offering. Please revise it so that it addresses your situation more specifically.

The Company removed this factor because the risks associated with changes in accounting rules could apply to any issuer or offering.

Use of Proceeds, page 17

40.	Please revise to disclose here the maturity date of the 10% convertible unsecured promissory notes and the use of proceeds of the notes as required by Item 504 of Regulation S-B.

The Company has revised its disclosure on page 19 of the Amended Registration Statement to disclose the maturity date of the 10% convertible unsecured promissory notes. Please note that the Company will not receive any of the proceeds from this Offering and that the proceeds that the Company received from the notes were received by the Company upon the closing of its October 2004 private placement, not as part of this Offering. The Company has not yet expended any of the note proceeds, which are included as part of the Company’s current available cash of approximately $2,873,000.

41.	Please revise to briefly describe the “certain other indebtedness” you refer to in this section, including the interest rate and maturity of such indebtedness.

The Company does not have any indebtedness other than its 10% convertible unsecured promissory notes. The Company has revised its disclosure on page 19 of the Amended Registration Statement to clarify that the Company does not have any indebtedness other than its notes.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

Management’s Discussion and Analysis or Plan of Operation, pages 20-22

42.
Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/dfcrq032001.htm.

Please disclose the following information for each of your major research and development project(s):
  The nature, timing and estimated costs of the efforts necessary to complete the project;

  The anticipated completion dates;

  The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

  The period in which material net cash inflows from significant projects are expected to commence.
To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

The Company has revised its disclosure on pages 23-25 of the Amended Registration Statement to disclose the information requested above. To the extent that any such information is not known or estimable, the Company has disclosed that fact and the reason why it is not known or estimable.

43.	Please revise to briefly describe the “indebtedness” you refer to in this section that you expect to repay with the proceeds from the private placement. Please also briefly describe your current outstanding indebtedness.

The Company has revised its disclosure on page 22 of the Amended Registration Statement to describe the indebtedness the Company refers to in this section that it expects to repay with the proceeds from the private placement and to describe the Company’s current outstanding indebtedness.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

44.
We note your statement on page 20 relating to findings of non US preclinical trials. In instances where you discuss any trials conducted to date, please revise to clarify that later stage trials might not support these findings.

The Company has revised its disclosure on page 22 of the Amended Registration Statement to clarify that later stage trials may not support the findings of the non- U.S. preclinical trials.

Business, pages 23-31

General

45.
Most of the language in this section is too technical for average investors to understand. Please revise the disclosure to substitute the technical language for language that is simple and can be understood by investors. Set forth below are a few examples of language that should be simplified. You should consider these as illustrative and not exhaustive of the language that should be simplified. Please clarify the following statements and phrases:

  “nephrotoxic, neurotoxic, oxidative or inflammatory reactions”

  “vasodilatory activity and can reduce the vasoconstriction that follows hemorrhage”

  “HemoTech is created by reacting pure bovine hemoglobin with o-adenosine 5’-triphosphate (“o-ATP”), o-adenosine and reduced glutathione (“GSH”). These cross-linking agents for intra- (o-ATP) and intermolecular (o- adenosine) chemical modification create the observed pharmacological activities and introduce necessary changes to the hemoglobin surface charge that control oxygen affinity and other biological activity.”

  “The use of o-adenosine as an intermolecular cross-linker and surface modifier has a number of biological effects. First, it counteracts the vasoconstrictive properties of hemoglobin by activating the adenosine A2 receptor through an increase in cyclic adenosine monophosphate (“cAMP”), which otherwise would produce vasodilation. Additionally, the o-adenosine attenuates the pro-inflammatory potential of hemoglobin by activating he adenosine A3 receptor, which would induce cytoprotection. The o-adenosine reaction also allows the formation of hemoglobin oligomers, thus avoiding the formation of toxic high molecular weight polymers. HemoTech also release hemorrhage-induced vasoconstriction because the adenosine on

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

  HemoTech’s surface impairs the molecule from moving into the interstitial space.”
  “The spontaneous oxidation of ferrous-Hb can be a source of superoxide anions (O2 .) and hydrogen peroxide (H2 O2 ).”

The Company has revised its disclosure on pages 29-37 of the Amended Registration Statement and elsewhere throughout the Amended Registration Statement, as necessary, to simplify technical language so that it can be understood by investors. In some instances, the Company has removed such language altogether in those cases in which it determined that the removal of such language would not materially impair any investor from making an informed investment decision with respect to the purchase of the Company’s shares of common stock.

Clinical Status, pages 25-26

46.
Please revise your disclosure to disclose whether statistical analysis was performed on the results of the human non-FDA clinical trial you refer to in this section. If so, please disclose the results of such analysis and disclose p-values and explain the significance.

The Company has revised its disclosure on page 31 of the Amended Registration Statement to disclose that no statistical analysis was performed on the results of the human non-FDA clinical trials the Company refers to in this section.

47.	Given the favorable response of the human non-FDA clinical trial, please revise your disclosure to provide further explanation of why additional clinical trials were not previously pursued.

The Company has revised its disclosure on page 31 of the Amended Registration Statement to provide further explanation of why additional clinical trials were not previously pursued.

48.	Please also disclose any negative results that arose from the human non-FDA clinical trial and any adverse side effects.

The Company has revised its disclosure on page 31 of the Amended Registration Statement to state that the HemoTech clinical trials have not demonstrated any negative results or adverse side effects.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

Intellectual Property, pages 26-27

49.	For each of your agreements with Texas Tech, please disclose in this section, to the extent you have not already done so,
  All payments made to date;

  Aggregate potential payments;

  A description of milestone or other material events;

  Annual fees;

  The existence of royalty provisions;

  The date of expiration; and

  Termination provisions, including any payments you would be required to make in the event of termination.
The Company has revised its disclosure on pages 32-33 of the Amended Registration Statement to disclose the information requested above.

Competition, pages 29-30

50.
Please revise your disclosure to explain in what stage of development you believe the second generation developers are with respect to their products and expand your discussion of your competitive position as it relates to them.

The Company has revised its disclosure on pages 35-36 of the Amended Registration Statement to explain in what stage of development the Company believes the second generation developers are with respect to their products and to expand the Company’s discussion of its competitive position as it relates to such competitors.

Security Ownership of Certain Beneficial Owners and Management, pages 44-47

51.	For each shareholder that is neither a natural person nor a publicly registered company, revise to disclose the natural person(s) who hold voting and dispositive rights.

The Company has revised its disclosure on pages 52-56 of the Amended Registration Statement to disclose the natural person(s) who hold voting and dispositive rights with respect to each shareholder that is neither a natural person nor a publicly registered company.

52.	Please revise to disclose the date as of which you determined beneficial ownership as defined under Rule 13d-3 and please update to a recent practicable date.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

The Company has revised its disclosure on pages 51-56 of the Amended Registration Statement to disclose the date on which the Company determined beneficial ownership as defined under Rule 13d-3 and to update beneficial ownership as of April 15, 2005.

Certain Relationships and Related Transactions, pages 48-50

53.	Please state whether each agreement was on terms as favorable as could have been obtained from unrelated third parties.

The Company has revised its disclosure on page 61 of the Amended Registration Statement to state whether each agreement was on terms as favorable as could have been obtained from unrelated third parties.

54.
In each instance, please revise to disclose the relationship of each related party to you and the amount of the interest as required by Item 404 of Regulation S-B. For example, you should indicate if the related party is an officer, director or significant stockholder. You should also disclose the amount involved, for example, the value of the services you discuss under “Founder’s Stock Purchase Agreements” and the Master Services Agreements.

The Company has revised its disclosure on pages 57-61 of the Amended Registration Statement to disclose the relationship of each related party to the Company and the amount of the interest as required by Item 404 of Regulation S-B. The Company has also disclosed the amount involved and the value of the services the Company discusses under “Founder’s Stock Purchase Agreements” and the Master Services Agreements.

55.	Briefly describe the services provided by Evline Nino, Munir Nino and Marlin Nino.

The Company has revised its disclosure on page 58 of the Amended Registration Statement to describe the services provided by Evline Nino, Munir Nino and Marlin Nino.

October 2004 Private Placement, pages 50-52

56.	Please describe the exemptions relied on for the October 2004 private placement and the facts relied upon to make the exemptions available.

The Company has revised its disclosure on page 63 of the Amended Registration Statement to describe the exemptions relied on for the October 2004 private placement and the facts relied on to make the exemptions available.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

Selling Stockholders, pages 53-55

57.	Please tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.

The Company has revised its disclosure on pages 67-69 of the Amended Registration Statement to state whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

58.	For each selling shareholder that is neither a natural person nor a publicly registered company, revise to disclose the natural person(s) that have voting and dispositive rights.

The Company has revised its disclosure on pages 67-69 of the Amended Registration Statement to disclose the natural person(s) that have voting and dispositive power for each selling shareholder that is neither a natural person nor a publicly registered company.

Plan of Distribution, pages 56-58

59.	Please note that in order to substitute new names for the names of selling securityholders identified in an effective registration statement you can file a Rule 424(b) prospectus only if the change is not material,

  the number of securities or dollar amount registered does not change, and the new owners’ securities can be traced to those covered by the original registration statemen.

A change that does not meet these requirements must be made by a post-effective amendment. In addition, you must either file prospectus supplement or a post-effective amendment, as applicable, to substitute new names except for certain donees in the circumstances described in our telephone interpretation H.3 (see 1997 manual of telephone interpretations). Please confirm to us that you will comply with these requirements. In addition, in that regard we refer to your statements on page 56 that, “selling stockholders’ includes the donees, transferees or others who may later hold the selling stockholders’ interests” and “the selling stockholders may also transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

purposes of this prospectus.” Please revise your disclosure to indicate that you may need to amend this registration statement to substitute new names.

The Company has revised its disclosure on page 70 of the Amended Registration Statement to indicate that the Company may need to amend the Amended Registration Statement to substitute new names of selling securityholders. In addition, the Company hereby acknowledges the foregoing requirements and confirms that it will comply with these requirements in the event that it becomes necessary to substitute new names for the names of selling stockholders identified in the Amended Registration Statement after it has become effective.

60.
We note your statement on page 57 that “any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.” Please note that any such underwriters or broker-dealers will be deemed underwriters in connection with such sales. Please revise your disclosure accordingly.

The Company has revised its disclosure on page 71 of the Amended Registration Statement to note that any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein will be deemed underwriters in connection with such sales.

Note B - Summary of Significant Accounting Policies page F-7

[2] Research and development page F-7

61.	Please revise your disclosures and, if necessary, restate your financial statements to resolve the following apparent discrepancies about your research and development costs:

a.
Based on the amount of R&D expense reported on your statements of operations and your disclosures in Note C, it appears your R&D expense is comprised solely of the fair value of the stock that you have issued to TTU. However, your disclosure, on page 22, that R&D includes payments to TTU would appear to imply that R&D would also include other amounts or uses of capital.

b.	Based on your statement of operations for the period from inception through September 30, 2004, your R&D expense is less than 7% of your total expenses.

However, on page 4, you disclosed that substantial losses to date have resulted principally from costs incurred in R&D activities and G&A expenses. In addition, on page 20, you disclosed that you are primarily engaged in R&D.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

The Company has revised its disclosure on pages 6 and 26 of the Amended Registration Statement, and elsewhere throughout the Amended Registration Statement, as necessary, to resolve the apparent discrepancies about the Company’s research and development costs. Through the third quarter of 2004, the Company’s efforts were principally devoted to evaluating the HemoTech technology, negotiating and entering into the license agreement and sponsored research agreements with Texas Tech, hiring employees and consultants, establishing the Company’s Board of Advisors, developing a business plan, raising capital, and engaging in other organizational and infrastructure development. Until the consummation of the October 2004 private placement, the Company did not have the financial resources to engage in any significant research and development activities. However, the Company used part of the proceeds of its October 2004 private placement to fund stage 2 of its sponsored research agreement with Texas Tech, representing the Company’s first significant expenditure of resources on the research and development of HemoTech.

Note G - Capital Deficiency page F-11 [2] Private placement, page F-11

62.	Under “Summary of Financial Data”, we noted how you had adjusted your actual September 30, 2004 balance sheet data, Based on those disclosures and the disclosures in this Note, we have the following comments concerning your accounting for the October private placement:

Please be advised that the October 2004 private placement has now been accounted for in the December 31, 2004 audited financials included in the Amended Registration Statement.

a.	Please tell us how you accounted for each of the adjustments ((i) through (iii)) disclosed under “Summary of Financial Data”.

Please be advised that the October 2004 private placement has now been accounted for in the December 31, 2004 audited financial statements included in the Amended Registration Statement, so the Company believes this comment is no longer applicable.

b.	Please tell us whether the transaction underlying each adjustment was executed in conjunction with the transactions underlying the other adjustments.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

Please be advised that the October 2004 private placement has now been accounted for in the December 31, 2004 audited financial statements included in the Amended Registration Statement, so the Company believes this comment is no longer applicable.

c.
Please reconcile the net proceeds to the gross proceeds and tell us bow each reconciling item was recognized. In particular, please address the extent to which you have treated these items as: (i) a reduction to equity (possibly as equity offering costs) and (ii) an asset (possibly as deferred debt financing costs).

Each unit sold in the private placement consisted of a $50,000 convertible promissory note, 58,824 shares of common stock and 117,648 warrants. Each unit was sold for $100,000. The Company sold 45 units in the private placement. The private placement is described in note G [2] to the December 31, 2004 financial statements contained in the Amended Registration Statement.

The gross proceeds from the sale of each unit was allocated based on the relative fair values to each of the components as follows:

Convertible promissory note	$50,000
Common stock	38,000
Warrants	12,000
Total	$100,000

In light of the absence of sales of common stock to third parties prior to the private placement, the Company determined that the fair value of the convertible promissory note was $50,000 and the combined fair value of the common stock and warrants was $50,000.

The Company then bifurcated the $50,000 estimated fair value using the calculated stock price, risk-free rate, economic life of warrant, exercise price of warrant and volatility to each of the warrant and the common stock using a Black-Scholes option-pricing model. Based on the calculation, it was determined that each common stock had a value of approximately $.65 and each warrant had a value of approximately $.10.

117,648	warrants at $.10 equals	$12,000
58, 824	common shares at $.65 equal	38,000
	Total	$50,000

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

The $50,000 note is convertible at the option of the holder into common stock or convertible securities to be sold by the Company in its next financing at a conversion price equal to the per share offering price of such financing. Consequently, in the absence of a conversion price, a beneficial conversion price of the note could not be calculated at the time of the private placement.

In connection with its private placement, the Company issued to the placement agent 1,500,000 shares of common stock and warrants to purchase an aggregate of 2,382,372 shares of common stock. In addition, the Company incurred costs of approximately $750,000 relating to the private placement.

The warrants issued to the placement agent were valued using a Black-Scholes option pricing model and each warrant had a value of $.13 and each common stock issued was valued at $.65 (determined as stated above). The combined fair value of the warrant and common stock issued to the placement agent aggregated $975,000.

The aggregate costs of the private placement of $750,000 and the fair value of securities issued to the placement agent were allocated equally between the debt and securities sold in the private placement.

Fair value of securities issued to placement agent	$1,296,000
Costs	750,000
Total costs of private placement	2,046,000

Allocation to convertible notes	1,023,000
Allocated to common stock and warrant	1,023,000
Total	2,046,000

The cost of $1,023,000 attributable to the debt portion of the private placement has been accounted for as deferred financing costs and is being amortized over the term of the convertible notes. For the accounting policy, please see Note B [8] to the financial statements contained in the Amended Registration Statement. In addition, please see Statement of Changes in Stockholders Equity/(Capital Deficiency) on page F-5 of the financial statements contained in the Amended Registration Statement for the year ended December 31, 2004 for the valuation of placement agent warrants and shares attributable to debt of $648,000 (50% of $1,296,000).

d.	Please describe how you allocated the proceeds between the: (i) unsecured convertible promissory notes, (ii) shares of common stock, (iii) warrants issued as

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

part of the units placed, (iv) warrant granted to the placement agent, and (iv) items comprising the difference between the gross and net proceeds. In this regard, please explain how your accounting compiles with APB 14 and all other relevant guidance. In addition, please quantify and discuss any significant assumptions underlying your allocation.

Please see the Company’s response to comment 62(c) above.

e.
Please explain how your consideration of whether the notes had a beneficial conversion feature complied with EITF 98-5 and 00-27. In this regard, please tell us how you determined the implied conversion price and how it compared to the fair value of your common stock. In addition, please describe how you considered the fact that the notes are convertible, at the option of the holder, into either common stock or convertible securities to be sold in your next financing at a conversion price equal to the per share offering price of this next financing.

Please see the Company’s response to comment 62(c) above.

f.
Please elaborate on the conditions under which the warrants issued as part of the units placed may be redeemed, at whose option, and the medium of payment. In addition, please tell us whether the warrant granted to the placement agent is subject to redemption. In these regards, please address the applicability of SFAS 150 and EITF D-98 and how you have complied with any applicable guidance.

The Company has revised its disclosure in Note G[2] to reflect that the warrants issued in the October 2004 private placement are exercisable at $1.06 per share through the fifth anniversary of the effectiveness of the Amended Registration Statement and that, at the Company’s sole option, the warrants may be redeemed after one year from the date of effectiveness of the Amended Registration Statement if the common stock price equals or exceeds $2.12 for a period of at least 20 consecutive trading days. The redemption price is $.001 per warrant.

The Company has revised its disclosure in Note G[2] to reflect that the placement agent warrants issued in connection with the October 2004 private placement are exercisable at $.90 per share through the fifth anniversary of the effectiveness of the Amended Registration Statement and that, at the Company’s sole option, the warrants may be redeemed after one year from the date of effectiveness of the Amended Registration Statement if the common stock price equals or exceeds $2.12 for a period of at least 20 consecutive trading days. The redemption price is $.001 per warrant.

These warrants are not mandatorily redeemable under SFAS No. 150 and the securities are not redeemable at the option of the holder under EITF D-98.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

g.	Please illustrate why the as-adjusted total assets as of September 30, 2004 exceeded the as-adjusted cash, as we did not note how any of the adjustments would have affected non-cash assets.

Please note that the Amended Registration Statement now contains updated financial statements of the Company reflecting the Company’s financial condition as of December 31, 2004, so the Company believes this comment is no longer applicable. Please see the Company’s response to comment 62(c) above.

h.
Please illustrate why you have as adjusted current liabilities as of September 30, 2004, as we did not note any actual current liabilities or how any of the adjustments would have resulted in a current liability.

Please note that the Amended Registration Statement now contains updated financial statements of the Company reflecting the Company’s financial condition as of December 31, 2004, so the Company believes this comment is no longer applicable. Please see the Company’s response to comment 62(c) above.

i.	Please ensure that you have clearly disclosed your accounting for these transactions.

For the accounting policy of the deferred financing costs associated with the October 2004 private placement, see Note B [8] to the financial statements contained in the Amended Registration Statement. In addition, please see Statement of Changes in Stockholders Equity/(Capital Deficiency) on page F-5 of the financial statements contained in the Amended Registration Statement for the year ended December 31, 2004 for the valuation of placement agent warrants and shares attributable to debt of $648,000 (50% of $1,296,000).

[5] Stock Option/Stock Issuance Plan, page F-12.

63.
Please provide us with an itemized chronological schedule showing each issuance of common stock, stock options, warrants, and other equity instruments from January 1, 2004 through the date of your response. Please provide the following information separately for each equity issuance:

a.	The date of the transaction,

b.	The number of options granted or shares issued,

c.	The exercise price or per share amount paid,

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

d.	Management’s fair market value per share estimate and the significant factors, assumptions, and methodologies used in determining fair value,

e.	An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one-for-one conversion ratio,

f.	The identity of the recipient, indicating if the recipient was a related party,

g.	Nature and terms of concurrent transactions,

h.	The amount of any compensation or interest expense element,

i.	Significant factors contributing to the difference between the fair value as of the date of each grant and fair value as of the date of your response; and

j.	The valuation alternative selected and, if appropriate, the reason management chose not to obtain a contemporaneous valuation by and unrelated valuation specialist.

Please see Schedule A enclosed herewith for an itemized chronological schedule showing each issuance of common stock, stock options, warrants, and other equity instruments from January 1, 2004 through April 15, 2005.

Item 26, Recent Sales of Unregistered Securities.

64.	To the extent you have not already done so, please provide the value of consideration received by you for securities sold for other than cash.

The Company has revised its disclosure on pages II-1 through II-3 of the Amended Registration Statement to provide the value of consideration received by the Company for securities sold for other than cash.

Item 27, Exhibits.

65.	Please file all exhibits as soon as possible. We may have further comments once we have had an opportunity to review them.

The Company has filed all exhibits, including redacted revisions of those exhibits for which the Company has requested confidential treatment, pursuant to Rule 406 of the Securities Act of 1933, as amended.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

Miscellaneous Other Changes and Corrections.

      In addition to the revisions to the Registration Statement that the Company has made in order to respond to the Staff’s comments, as set forth above, the Company has also revised the Registration Statement to reflect recent developments of the Company since January 18, 2005, including (i) the hiring of Mark J. Rosenblum as its new Chief Financial Officer, (ii) the termination of Robert Comer as its Acting Chief Financial Officer, (iii) the election of Mr. Comer to its Board of Directors and the appointment of Mr. Comer as the Chairman of its Audit Committee, (iv) the waiver of certain of the liquidated damages that would have been owed by the Company to the selling shareholders named in the Amended Registration Statement, and (v) the amendment of Dr. Arthur P. Bollon’s employment agreement. In connection with disclosing the terms of Mr. Rosenblum’s employment with the Company, and the termination of Mr. Comer’s employment as Acting Chief Financial Officer, the Company has removed Mr. Comer’s Employment Agreement (formerly appearing as Exhibit 10.15) and replaced it with Mr. Rosenblum’s Employment Agreement, now appearing as the new Exhibit 10.15.

     The Company trusts that the Amended Registration Statement is responsive to the comments of the Staff. If you should have any questions concerning this letter or the enclosed materials or desire any additional information or clarification in respect of the Amended Registration Statement, please do not hesitate to contact the undersigned at (214) 540-8411.

Very truly yours,

/s/ Arthur P. Bollon

Arthur P. Bollon, Ph. D.
President and Chief Executive Officer

cc:	Robert H. Cohen, Esq.
Anthony J. Marsico, Esq.
Marlene M. Markard, Esq.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

SCHEDULE A

Name of Recipient	Nature of	Number and	Per Share	Date of Issuance
	Recipient’s	Type of	Purchase Price	or Grant
	Relationship with	Security Issued	or per Share
	the Company		Exercise Price

Texas Tech	Licensor and	135,765 shares	Valued at $.65 per	May 22, 2004
	primary collaborator	of common	share [1]
stock

Meyers Associates,	Placement Agent in	1,500,000	Valued at $.65 per	August 19, 2004
L.P.	October 2004	shares of	share [2]
	private placement	common stock

Lawrence Helson	Member of Board of	Option to	$.85 per share [6]	October 14, 2004
	Advisors	purchase 15,000
shares of
common stock

Selling Stockholders	None, other than	2,647,080	$.65 per share	October 27, 2004
listed in the Amended	Robert Baron, who		purchase price [3]
Registration Statement	became a member
of the Company’s
Board following the
closing of the
October 2004
private placement

Selling Stockholders	None, other than	Warrants to	$1.06 per share	October 27, 2004
listed in the Amended	Robert Baron, who	purchase an	exercise price [4]
Registration Statement	became a member	aggregate of
	of the Company’s	5,294,160
	Board following the	shares of
	closing of the	common stock
October 2004
private placement

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

Selling Stockholders	None, other than	10% unsecured	At an assumed	October 27, 2004
listed in the Amended	Robert Baron, who	promissory note	conversion price
Registration Statement	became a member	convertible into	of $.85 per share [5]
	of the Company’s	an aggregate of
	Board following the	approximately
	closing of the	2,647,073
	October 2004	shares of
	private placement	common stock

Meyers Associates,	Placement Agent in	Warrants to	$.90 per share	October 27, 2004
L.P.	October 2004	purchase an	exercise price [4]
	private placement	aggregate of
2,382,372
shares of
common stock

Bernhard Mittemeyer	Director (formerly a	Option to	$.85 per share [6]	November 4,
	Member of the	purchase 5,430		2004
	Company’s Board	shares of
	of Advisors)	common stock

Ronald Blanck	Member of Board of	Option to	$.85 per share [6]	November 4,
	Advisors	purchase 2,715		2004
shares of
common stock

Robert Baron	New non-employee	Option to	$.85 per share [7]	November 11,
	Director	purchase 15,000		2004
shares of
common stock

Tom Shires	Member of Board of	Option to	$.85 per share [6]	December 4,
	Advisors	purchase 2,715		2004
shares of
common stock

Bernhard Mittemeyer	Non –employee	Option to	$.85 per share [7]	December 10,
	Director	purchase 15,000		2004
shares of
common stock

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

Ghassan Nino, Walter	Non-employee	Options to	$.85 per share [7]	December 31,
Haeussler, Bernhard	Directors	purchase an		2004
Mittemeyer, and		aggregate of
Robert Baron		10,000 shares of
common stock
(2,500 options
each)

Ghassan Nino, Walter	Non-employee	Options to	$.85 per share [8]	March 31, 2005
Haeussler, Bernhard	Directors	purchase an
Mittemeyer and		aggregate of
Robert Baron		10,000 shares of
common stock
(2,500 options
each)

Mark J. Rosenblum	New Chief Financial	Option to	$.85 per share [8]	April 1, 2005
	Officer	purchase 75,000
shares of
common stock

Robert Comer	New non-employee	Option to	$.85 per share [8]	April 6, 2005
	Director	purchase 15,000
shares of
common stock

(1) Valued at $.65 per share based on the value of common stock issued by the Company in its October 2004 private placement and charged to operations. Please also refer to the Company’s response to comment 62(c) above for determination of the valuation of $.65 per share. For an accounting of this issuance, please see Note C to the financial statements on page F-8 of the Amended Registration Statement.

(2) Valued at $.65 per share based on the value of common stock issued by the Company in its October 2004 private placement. Please refer to the Company’s response to comment 62(c) above for determination of the valuation of $.65 per share and accounting for such share issuance.

(3) Valued at $.65 per share, determined as set forth in the Company’s response to 62(c) above.

(4) For an accounting of these warrants, please refer to the Company’s response to 62(c) above.

(5) For the conversion terms of these notes, please refer to Note G[2] to the financial statements set forth in the Amended Registration Statement.

Jeffrey P. Riedler
Division of Corporate Finance
April 15, 2005

(6) Accounted for in accordance with SFAS No. 123 “Accounting for Stock Based Compensation.” For accounting of options issued to members of the Company’s Board of Advisors, see Note G[5] of the financial statements contained in the Amended Registration Statement. Under SFAS, No. 123, these options have not been treated as employees and a fair value charge has been recorded.

(7) Accounted for in accordance with APB No. 25 “Accounting for Stock Issued to Employees” and related interpretations. The exercise price of these options was greater than the fair value of the Company’s common stock on the date of grant. Consequently, the Company did not record a charge with respect to these options.

(8) To be accounted for in accordance with APB No. 25 “Accounting for Stock Issued to Employees” and related interpretations. The exercise price of these options was greater than the fair value of the Company’s common stock on the date of grant.